X

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02019876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.D. SEIBERT & COMPANY, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

20 WEST NINTH STREET
(No. and Street)

RECEIVED
MAR 0 5 2002

CINCINNATI   OHIO   45202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID SEIBERT   (513) 241-8888
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name — if individual, state last, first, middle name)

105 EAST FOURTH ST   CINCINNATI   OH   45202-4093
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. David Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. David Seibert

_____
Signature

President, Secretary and Treasurer
Title

_____
Notary Public



This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).





Clark, Schaefer, Hackett & Co.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
J. D. Seibert & Company, Inc.

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 7, 2002



Clark,Schaefer,Hackett&Co.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
J. D. Seibert & Company, Inc.

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 7, 2002

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 103,531
Marketable securities, at market value	311,351
Receivable from clearing broker	53,239
Prepaid expenses and other assets	24,748
Furniture, equipment, and leasehold improvements, at cost less	
Accumulated depreciation of $135,331	35,287
	$ 528,156

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 18,206
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized,	
100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized,	
400 shares issued and outstanding	400
Additional paid in capital	10,000
Retained earnings	499,450
Total shareholders' equity	509,950
	$ 528,156

1.   **Summary of significant accounting policies and nature of business**

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities - Marketable securities consist of common stock and a U.S. Treasury Note, and are stated at market value. The resulting difference between cost and market is included in income. The first-in first-out method is used to determine realized gains or losses.

Depreciation - Furniture, equipment and leasehold improvements are depreciated on principally accelerated methods over the estimated life of the related assets.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising expense - The Company expenses advertising costs when incurred.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2001

1. **Summary of significant accounting policies and nature of business (continued)**

    Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for Federal or State income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

2. **Related party transactions**

    The Company leases its office facility from its President under an agreement expiring December 31, 2003. Under the terms of this agreement, the Company pays all taxes and insurance on the facility and a $3,500 monthly rental fee.

3. **Employee benefit plans**

    The Company has two qualified, defined contribution plans (a money purchase pension plan and a profit sharing plan) covering substantially all of its employees. Contributions to the money purchase pension plan are required annually based upon a defined formula. Contributions under the profit sharing plan are determined annually by the Board of Directors.

4. **Net capital requirements**

    The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $371,362 which was $321,362 greater than its required net capital of $50,000.

J.D. SEIBERT & COMPANY, INC.



Statement of Financial Condition

December 31, 2001
with
Report of Independent Auditors